Exhibit (h)(5)

Expense Limitation Agreement

To:	Recon Capital Series Trust – Recon Capital USA Managed Risk ETF
1 Landmark Square
Stamford, CT 06901

September 7, 2016

Dear Board Members:

You have engaged us to act as the investment adviser to Recon Capital USA Managed Risk ETF (the “Fund”), a series of the Recon Capital Series Trust, pursuant to an Investment Advisory Agreement dated August 18, 2014 and effective with respect to the Fund as of September 7, 2016.

Effective from the date hereof until at least February 28, 2018, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, or extraordinary expenses such as litigation), to the extent that they exceed 0.30% of the Fund’s average daily net assets. Such waiver of our fees and payment or absorption of Fund expenses by us is referred to herein as “Fund Reimbursement Payments.”

Additionally, this Expense Limitation Agreement may not be terminated by Recon Capital Advisors, LLC (the “Adviser”), but it may be terminated by the Trust’s Board of Trustees, on 60 days written notice to the Adviser.

The Adviser retains its right to receive in future years, on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Adviser pursuant to this Expense Limitation Agreement, if such reimbursement can be achieved within the lesser of the expense limitation in place at the time of waiver or those in place at the time of recapture.

Yours Very Truly,

RECON CAPITAL ADVISORS, LLC

By: /s/ Garrett K. Paolella
Name: Garrett K. Paolella
Title: Chief Executive Officer

ACCEPTANCE:

The foregoing Expense Limitation Agreement is hereby accepted.

RECON CAPITAL SERIES TRUST:
Recon Capital USA Managed Risk ETF

By: /s/ Garrett K. Paolella
Name: Garrett K. Paolella
Title: President